As filed with the Securities and Exchange Commission on December 13, 2005
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO-T/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)
GOODY’S FAMILY CLOTHING, INC.
(Name of Subject Company (issuer))
GF ACQUISITION CORP.
GOODY’S HOLDINGS, INC.
GMM CAPITAL LLC
PGDYS LLC
PRENTICE CAPITAL MANAGEMENT, LP
(Name of Filing Person (offeror))

Common Stock, no par value per share (Title of Class of Securities)	382588101 (CUSIP Number of Class of Securities)
Isaac Dabah
GMM Capital LLC
c/o IID LLC
689 Fifth Avenue, 14th Floor
New York, NY 10022
Telephone: (212) 688-8288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Michael Zimmerman
Prentice Capital Management, LP
623 Fifth Avenue, 32nd Floor
New York, NY 10022
Telephone: (212) 756-8040
Thomas W. Greenberg, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Telephone: (212) 735-3000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$324,635,968	$38,210

(1) Estimated solely for purposes of calculating the amount of the filing fee. This calculation assumes the purchase of 33,136,497 shares of common stock, no par value per share (the “Shares”) at the tender offer price of $9.60 per Share. The transaction value also includes the offer price of $9.60 less $5.4027, which is the weighted average exercise price of outstanding and exercisable options, multiplied by 2,516,491, the estimated number of options outstanding and exercisable.
(2) The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of value.
☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,210.	Filing party: GMM Capital LLC.
Form or Registration No.: Schedule TO.	Date Filed: November 10, 2005.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2005, and amended on December 2, 2005, by GF Acquisition Corp., a Tennessee corporation (“Purchaser”), Goody’s Holdings, Inc. (formerly known as GF Goods Inc.), a Delaware corporation (“Parent”), GMM Capital LLC, a Delaware limited liability company, PGDYS LLC, a Delaware limited liability company, and Prentice Capital Management, LP, a Delaware limited partnership, relating to a tender offer by the Purchaser to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Goody’s Family Clothing, Inc., a Tennessee corporation (“Goody’s”), for a purchase price of $9.60 per share, net to the seller in cash thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2005, as amended on December 2, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. A copy of the supplement to the Offer to Purchase and the Letter of Transmittal is filed hereto as Exhibit (a)(1)(viii). Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Items 1 and 4.
     Items 1 and 4 of the Schedule TO are hereby amended and supplemented to add the following thereto:
     On December 13, 2005, Purchaser issued a press release announcing that it has extended its offer to purchase all outstanding Shares until 8:00 a.m., New York City time, on Tuesday, December 27, 2005. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Monday, December 12, 2005. Based on information provided by the Depositary to Purchaser, as of 5:00 p.m., New York City time, on December 12, 2005, Goody’s’ stockholders had tendered into the Offer 26,301,612 Shares, which excludes the 2,080,100 Shares beneficially owned by Prentice Capital Management, LP and also excludes 998,100 Shares for which the Depositary has received Notices of Guaranteed Delivery, but which have not yet been tendered. The 26,301,612 tendered Shares represent approximately 79.26% of Goody’s’ outstanding Shares. A copy of the press release is attached hereto as Exhibit (a)(5)(ii) and is incorporated herein by reference.
Item 11. Additional Information
     (a)(5) The discussion set forth under Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended and supplemented as follows:
     On December 9, 2005, the Chancery Court for Knox County, Tennessee entered a temporary injunction directing that $1,000,000 of the tender offer proceeds be withheld from payment to Goody’s shareholders, pending a determination of, and as a source for payment of, the amount of attorneys’ fees, if any, that plaintiffs’ counsel are entitled to receive in connection with the previously announced shareholder litigation brought against Goody’s and certain other defendants. The temporary injunction was entered into connection with plaintiffs’ fourth class action lawsuit, which was filed on November 10, 2005, in the consolidated action naming Goody’s, its directors, certain of its officers, GMM Capital LLC, Prentice Capital Management, LP and GF Acquisition Corp. as defendants. The court reserved decision on whether the shareholder defendants (certain officers and directors of Goody’s, including Robert M. Goodfriend) will be excluded from contribution to any fee award as a matter of law because they have been separately represented in the action. As a result of this injunction, $0.0280494804 of the $9.60 per Share offer price will be withheld from payment to the holders of Goody’s’ Shares and options to acquire Shares in the Offer and Merger (based on the 33,183,836 Shares outstanding and the outstanding options to acquire 2,467,452 Shares with an exercise price of less than $9.60 per Share), pending such later determination. The court indicated that the amount of attorneys’ fees, if any, would be determined at a later hearing and would be based on quantum meruit (i.e., the reasonable value of services rendered taking into consideration various factors) rather than a percentage of the increase in the per share amount of tender offer proceeds as requested by plaintiffs’ counsel. The $1,000,000 amount shall be held in a non-interest bearing account pending the results of such later hearing. If, following the later hearing, less than $1,000,000 in attorneys’ fees are awarded to plaintiffs’ counsel, an additional payment to those Goody’s’ shareholders and optionholders required to contribute to the attorneys’ fee award will be made in an amount per Share (including options to acquire Shares with an exercise price of less than $9.60 per Share) equal to (x) the difference between $1,000,000 and the amount of attorneys’ fees so awarded divided by (y) the number of Shares outstanding plus the number of Shares issuable upon exercise of options with an exercise price of less than $9.60. Amounts payable to any shareholder or optionholder shall be aggregated for all of such shareholder’s or optionholder’s shares and rounded to the nearest cent.

     The parties to the shareholder litigation may engage in discussions with respect to the possible settlement of this litigation that, if consummated, may have the effect of reducing or eliminating the amount to be withheld from payment in the Offer and Merger. However, there can be no assurance that such settlement discussions will be held or will result in any consummated settlement or that any such settlement will reduce or eliminate the amount to be withheld from payment in the Offer and Merger.
     Notwithstanding that all or a portion of the amounts withheld may never be received by Goody’s shareholders, for U.S. federal income tax purposes, a shareholder who tenders Shares pursuant to the Offer will likely be required to include his pro-rata share of the funds withheld in income as proceeds from the sale of his Shares for purposes of calculating taxable gain or loss on such sale in the shareholder’s taxable year that includes the closing date of the Offer. To the extent that the funds withheld are thereafter paid from the non-interest bearing account to satisfy plaintiffs’ attorneys’ fees (or any associated costs, charges and expenses), such shareholder should be entitled to claim a loss with respect to his pro-rata share of the amounts so paid for attorneys’ fees in the taxable year in which the payment occurred. Such loss should be a capital loss if the underlying Shares were held as a capital asset in the hands of the shareholder and should be a long-term capital loss if the underlying Shares were held for more than one year at the time of sale. The use of capital losses is subject to limitations. Shareholders are urged to consult their tax advisors regarding the treatment of the sales proceeds withheld.
     Goody’s issued a press release with respect to the court’s order. The full text of such press release is filed as Exhibit (a)(5)(iii) hereto and is incorporated herein by reference.

Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(1)(viii)	Supplement to Offer to Purchase and the Letter of Transmittal, dated December 13, 2005.
(a)(5)(ii)	Press Release, dated December 13, 2005.
(a)(5)(iii)	Press Release issued by Goody’s on December 9, 2005.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2005	GF ACQUISITION CORP.

By: /s/ Itzhak Weinstock
Name: Itzhak Weinstock
Title: Vice President

GOODY’S HOLDINGS, INC.

By: /s/ Itzhak Weinstock
Name: Itzhak Weinstock
Title: Vice President

GMM CAPITAL LLC

By: /s/ Itzhak Weinstock
Name: Itzhak Weinstock
Title: Chief Financial Officer

PGDYS LLC

By: /s/ Gina Milanese
Name: Gina Milanese
Title: Managing Director

PRENTICE CAPITAL MANAGEMENT, LP

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Chief Executive Officer